April 23, 2010

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Ms. Louise Dorsey, Office of Chief Accountant
Ms. Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549

Re:           Our Telephone Call Regarding Intangible Lease Liabilities

Dear Ms. Van Doorn, Ms. Dorsey and Ms. Crittendon:

Further to our telephone call on April 7, the following is intended to be responsive to your requests for additional information with respect to the effects of certain reporting of intangible lease liabilities on the Company's financial statements.

1)
You requested that we again review our analysis submitted in our prior correspondence of March 5, 2010, January 19, 2010 and December 14, 2009, to determine whether the lease liabilities, as reported, were in fact appropriate based on our assumptions at the time of acquisition of the respective properties and that the assumptions we used were reasonable and supportable.

The Company has recorded approximately $103 million of intangible lease liabilities in connection with its acquisitions since 2003. Our review consisted of the more significant leases, those having at least $500,000 of intangible lease liabilities allocated at the time of acquisition of the respective properties and comprising approximately 82% of the total intangible lease liability. This review consisted of a total of 50 leases. In accordance with your request, we confirm that we reviewed all the leases for which we recorded intangible lease liabilities in excess of $500,000 at the time the related property was acquired.

As we previously discussed, our initial assumption was for low renewal probability at the time all our properties and related leases were acquired. This assumption is consistent with our initial investment intents for redeveloping certain of the acquired properties. Based on our review of all significant leases described above, we determined that our original renewal rate assumption should be revised and that an adjustment to the recorded lease liability is appropriate for certain leases. Based thereon, we have determined that the carrying amounts with respect to the intangible lease liability should be increased by an additional $8.6 million at December 31, 2009. If such amounts had been recorded at the acquisition date, the offsetting adjustment would have been an increase in the carrying amount of the acquired property. Accordingly, the reported carrying amount of the related properties should be increased by $7.8 million to reflect the increase to the asset net of accumulated depreciation of $774,000 that would have been recorded as of December 31, 2009. The $8.6 million adjustment to the lease intangible liability is consistent with the schedule submitted in our letter of March 5, 2010.

We calculated the adjustment based on our detailed lease-by-lease review which included the revised renewal rate assumptions and incorporated other assumptions, as appropriate, which were utilized on the date of each acquisition. The $8.6 million adjustment relates to 15 leases which constitutes a 27% renewal rate (measured on the basis of tenants' annualized base rents) for leases with greater than $500,000 of intangible lease liability at the date of acquisition. For those leases that contain fixed price renewal options and for which we did not ascribe any value, we concluded that the probability of the tenant exercising the renewal option was low or the fixed price renewal did not represent a significant bargain. Accordingly, we concluded the value, if any, for such renewal options was immaterial.

Our actual renewal experience for leases that have come up for renewals through 2009 is that 36.5% (again measured on same metric of annualized base rents) renewed. The actual renewal percentage would have been 23% if we excluded the renewals of two tenants who were facing serious credit issues at the time of our acquisition (Kmart) and one tenant who, in fact, subsequently entered bankruptcy proceedings (Boscov's). Given the financial condition of such tenants at the acquisition date we assumed the probability of exercise of renewal options were low. Our assessment to provide no value to such lease renewal options was based on the facts and circumstances that existed at the time of acquisition, which was consistent with our plan to terminate the leases and redevelop the assets. We therefore concluded that there was no additional fair value to those leases for their respective renewal terms.

Accordingly, we believe the actual renewal experience is reasonably in line with the 27% expected renewal rate of the leases reviewed. Please note that we have not had any acquisitions subsequent to 2007 for us to incorporate our historical renewal rate of 36.5%. Therefore our assessment of renewals related to leases acquired in 2003 through 2007 is based on our industry expertise and our retrospective review on a lease by lease basis utilizing the facts and circumstances that existed at the time of acquisition for such assets and respective tenancies. On a going forward basis, our policy will be to formally evaluate and track actual renewal experience and incorporate such experience together with factual circumstances relevant to the particular tenancy in determining the fair value of fixed rate renewal options at the time a property is acquired.

2)
With respect to the materiality of the adjustments relating to the additional intangible lease liabilities and related property carrying amounts noted above, we believe that such adjustments are not material to any of our prior year financial statements. We submit that it is not likely that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by the inclusion or correction of such adjustments.

We believe, however, that if we were to report the aggregate adjustments for prior years (2003 through 2009) in our income statement in the first quarter of 2010 under the "iron curtain" approach as defined in SAB 108, this would constitute a material adjustment in our first quarter 2010 results. The cumulative adjustment of $774,000 of additional depreciation represents approximately 117.4% and 11.2%, respectively, of our presently estimated first quarter and full year 2010 net income (loss) for Cedar Shopping Centers, Inc. (Please note that we have not yet completed our first quarter results). In accordance with the guidance provided by Staff Accounting Bulletin 108 (which adds Section N to Topic 1 "Financial Statements"), we will correct our prior year financial statements, where the effect is immaterial to each period, the next time we file our financial statements.

Our analysis of the materiality of such adjustments is as follows:

Quantitative Determination of Materiality (2003 through first quarter 2010)*
•	Adjustment as percent of Total Assets: 0.17% - 0.44%
•	Adjustment as percent of Total Liabilities: 0.34% - 0.75%
•	Adjustment as percent of Intangible Lease Liability: 4.33% - 16.90%
•	Adjustment as percent of Net Income (Loss): 0.06% - 1.43% (rollover method)
•
Adjustment as percent of Net Income (Loss) before discontinued operations and limited partners' interest: 0.06% - 5.14% 2003 – 2009 and 117.4% first quarter 2010 and 11.2% full year 2010 (iron curtain method)

*	Support for the foregoing quantitative metrics is included in the exhibits attached hereto.

Qualitative Determination of Materiality:
•
The initial assigned intangible lease liabilities are based on valuations which are not capable of precise measurement and are  thus subject to a considerable degree of estimation. Factors affecting such valuations include market rent assumptions, sales projections, competitive considerations for the center and the tenants, financial strength and staying power of tenants, renewal rate assumptions, discount rates, and other factors.

•
The adjustments would not mask a change in earnings or other trends. They would have no effect to-date on "Funds from Operations" or FFO, a primary non-GAAP measure of performance for real estate operating companies and real estate investment trusts, widely used by the investment and banking community, or derivative "adjusted" FFO concepts, all of which exclude real estate related depreciation altogether. The adjustments to the years from 2003 through 2009 would have consisted entirely of such real-estate based depreciation.

•	The adjustments would have had no effect on meeting analysts' consensus expectations of FFO results for the Company.
•	The adjustment had no impact on reported revenue in any year.
•	The adjustment would not change a loss into income or vice versa for any of the relevant years.
•	Because we operate a single segment, the adjustment has no effect on segment reporting.
•
The adjustments have no effect on qualification of the Company as a real estate investment trust under applicable provisions of the Internal Revenue Code or the Company's compliance with other regulatory requirements. Specifically, the adjustments have no impact on an income tax basis, and, accordingly, result in no impact on taxable income or required minimum distributions for continued qualification as a Real Estate Investment Trust nor any impact on the other assets or income tests for REIT qualification.

•	The adjustments will or would have no impact on our compliance with loan covenants or other contractual requirements.
•	Neither the original valuations nor the adjustments will or would have had any effect on management's compensation or the determination thereof.
•	The adjustments will or would have no effect on operations of the Company or any of its properties.

As a result of adjusting our prior year financial statements, where the effect is immaterial to each period, the Company would propose to insert the following disclosure in the first  paragraph of Note 2 Summary of Significant Accounting Policies of our next Form 10-Q filing for the quarterly period ended March 31, 2010:

Note 2 — Revision of Prior Period Financial Statements

"During the first quarter of 2010, the Company determined that at the time it acquired certain properties during 2003 through 2007, it underprovided for certain identifiable intangible lease liabilities relating to fixed price renewal options included in the acquired leases that were below market rates at the date the related properties were acquired. At the time such properties were acquired we determined the fair value of such renewal options to be immaterial based upon our assessment of a very low probability that any of such renewal options would be exercised and assigned zero value to the options. This assumption has been adjusted to reflect the actual expected renewal rates at the time the related properties were acquired. Using the updated assumptions, we determined that the intangible liability and related property carrying amounts were understated by $8.6 million and $7.8 million, respectively at December 31, 2009. As a result, the Company understated depreciation expense in the quarter ended March 31, 2009 by $54,000. In addition, as of January 1, 2010, the accumulated deficit was understated by $774,000, related to the cumulative understatement of depreciation during 2003 through 2009.

We performed an evaluation to determine if the adjustment resulting from using the revised assumptions were material to any individual prior period, taking into account the requirements of the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108)". The Company determined that these adjustments are immaterial to the 2009 and any prior year's consolidated financial statements. Under SAB No. 108, the Company assessed the materiality of making the adjustments in the current period and concluded that the adjustments for the current period would be material to the current year's consolidated financial statements. Based on these facts, the Company has revised the December 31, 2009 consolidated balance sheet and the 2009 statement of operations within these financial statements. Financial statements for the year ended December 31, 2008 will be revised no later than the filing of the December 31, 2010 Annual Report on Form 10-K.

The following tables summarize the impact of the adjustment on the Company's consolidated balance sheet as of December 31, 2009 and consolidated statement of operations for the quarter ended March 31, 2009:

	As of December 31, 2009
	As Reported	Adjustment	As Revised
Real estate:	$1,675,322,000	$8,609,000	$1,683,931,000
Less accumulated depreciation	(164,615,000)	(774,000)	(165,389,000)
Real estate, net	1,510,707,000	7,835,000	1,518,542,000

Unamortized intangible lease liabilities	46,643,000	8,609,000	55,252,000

Total equity	$614,487,000	$(774,000)	$613,713,000

	Quarter ended March 31, 2009
	As Reported	Adjustment	As Revised
Depreciation and amortization	$12,142,000	$54,000	$12,196,000

Net income	$5,779,000	$(54,000)	$5,725,000

3)
In a subsequent telephone call, also on April 7 with Ms. Crittendon, you requested a further analysis of the additional income which would result if we reported these lease liabilities (for the 15 leases identified with lease renewal value) at the time of acquisition, notwithstanding the fact that none of the leases have yet to reach their renewal period. We confirm that through December 31, 2009, because none of the leases identified with intangible lease renewal value (of $8.6 million) have come up for renewal, there is no additional amortization of lease liability (income recognition) to recognize prior to December 31, 2009. Through 2009, all of the 15 leases are still within their non-cancellable lease period and all of their lease renewals periods will commence starting in 2010 and beyond. As a result, none of the renewal period value of $8.6 million would have been recognized into income prior to 2010. Our policy is that the estimated fair value of below market lease renewals that are likely to be exercised is deferred until such renewal options are exercised and subsequently amortized over the corresponding renewal period. If any such lease is not renewed, any value allocated to it will be charged to rental income at that time. Looking to the future, however, we would expect to record the following approximate annual amounts of revenue related to amortization of intangible lease liabilities over the next 11 years and beyond:

Year	Amount
2010	$886,000
2011	918,000
2012	940,000
2013	1,049,000
2014	1,175,000
2015	603,000
2016	337,000
2017	337,000
2018	306,000
2019	269,000
2020	289,000
Thereafter	1,500,000
$8,609,000

4)
In response to your request that we enhance the disclosure in our financial statements as to the initial accounting for below market renewal options included in determining intangible lease liabilities and the related amortization, the following reflects both the actual relevant wording used in our Form 10-K for the fiscal year ended December 31, 2009 (Note 2 to Consolidated Financial Statements, page 63 as filed with the SEC on March 15, 2010) and our proposed additional language (inserted in bold type):

"Above-market and below-market lease values are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received and management's estimate of market lease rates, measured over the terms of the respective leases that management deemed appropriate at the time of acquisition. Such valuations include a consideration of the non-cancellable terms of the respective leases as well as any applicable renewal period(s). The fair values associated with below market rental renewal options are determined based on our experience and the relevant facts and circumstances that existed at the time of the acquisitions. The value of the above-market and below-market leases associated with the original lease term is amortized to rental income, over the terms of the respective leases. The value of below market rental lease renewal options is deferred until such time the renewal option is exercised and subsequently amortized over the corresponding renewal period. If a lease were to be terminated prior to its stated expiration or not renewed, all unamortized amounts relating to that lease would be recognized in operations at that time."

We would welcome your thoughts and comments and remain available to you for any further information you may require.

Yours sincerely,

              /s/ Leo S. Ullman
Leo S. Ullman

LSU:vg

cc:
Lawrence E. Kreider, Jr. — Chief Financial Officer at Cedar
Gaspare Saitta, II — Chief Accounting Officer at Cedar
Jeffrey L. Goldberg — Former Corporate Controller of the Company and Current Consultant to the Company
David Farhi — CPA, Engagement Partner at Ernst & Young on the Company's account as of 2009
Barry Moss — CPA, Independent Review Partner (Engagement Quality Reviewer) at Ernst & Young in its New York Office

Cedar - Renewal Lease Impact
2003-2010

This schedule depicts the amounts used to determine the materiality of the proposed adjustment relating to intangible lease liabilities assuming the adjustment is recorded in the year in which the adjustment arose ("flow through method") and cumulatively in the current year ("iron curtain method").

2010
	2003	2004	2005	2006	2007	2008	2009	Quarter 1	Full Year

Total real estate	$318,624,000	$505,325,000	$949,524,000	$1,181,043,000	$1,498,714,000	$1,641,841,000	$1,662,049,000	$1,584,415,000	$1,542,742,000

Total Assets	341,307,000	537,160,000	996,256,000	1,251,719,000	1,594,984,000	1,727,128,000	1,777,430,000	1,704,895,000	1,671,945,000

Adjustment	575,162	1,574,649	3,151,824	3,602,786	8,265,786	8,050,561	7,835,336	7,061,672	6,288,008

Percentage of Total Assets	0.169%	0.293%	0.316%	0.288%	0.518%	0.466%	0.441%	0.414%	0.376%

Total Lease Liabilty (includes liabilities held for sale)	13,552,000	25,227,000	27,943,000	53,160,000	71,157,000	61,384,000	50,938,000	49,000,000	43,140,000

Total Liabilities	173,689,000	282,869,000	572,196,000	638,668,000	948,739,000	1,121,405,000	1,150,287,000	986,820,000	1,002,309,000

Adjustment	587,000	1,614,000	3,252,000	3,791,000	8,609,000	8,609,000	8,609,000	8,609,000	8,609,000

Percentage of Liabilities	0.338%	0.571%	0.568%	0.594%	0.907%	0.768%	0.748%	0.872%	0.859%

Percentage of Lease Liability	4.331%	6.398%	11.638%	7.131%	12.099%	14.025%	16.901%	17.569%	19.956%

Net Income (Loss) before discontinued operations and limited partners' interest	(21,351,000)	7,920,000	13,076,000	14,935,000	22,042,000	18,164,000	(15,045,000)	(658,800)	6,895,000

Adjustment on an Annual Basis	(11,838)	(27,513)	(60,825)	(88,038)	(155,000)	(215,225)	(215,225)	773,664	(773,664)

Percentage on an Annual Basis	0.06%	-0.35%	-0.47%	-0.59%	-0.70%	-1.18%	1.43%	-117.44%	-11.22%

Adjustment on a Cumulative Basis	(11,838)	(39,351)	(100,176)	(188,214)	(343,214)	(558,439)	(773,664)	773,664	(773,664)

Percentage on a Cumulative Basis	0.06%	-0.50%	-0.77%	-1.26%	-1.56%	-3.07%	5.14%	-117.44%	-11.22%

CEDAR SHOPPING CENTERS, INC.
Consolidated Balance Sheets

	December 31, 2008				December 31, 2009
	12/31/2008	Adjustment	As adjusted	Variance %	12/31/2009	Adjustment	As adjusted	Variance %

Assets
Real estate:
Land	$328,425,000		$328,425,000	0.0%	$358,168,000	$-	$358,168,000	0.0%
Buildings and improvements	1,210,788,000	8,609,000	1,219,397,000	0.7%	1,317,154,000	8,609,000	1,325,763,000	0.7%
	1,539,213,000	8,609,000	1,547,822,000	0.6%	1,675,322,000	8,609,000	1,683,931,000	0.5%
Less accumulated depreciation	(124,387,000)	(558,438)	(124,945,438)	0.4%	(164,615,000)	(773,663)	(165,388,663)	0.5%
Real estate, net	1,414,826,000	8,050,562	1,422,876,562	0.6%	1,510,707,000	7,835,337	1,518,542,337	0.5%
Real estate to be transferred to a joint venture	194,952,000		194,952,000	0.0%	139,743,000	-	139,743,000	0.0%
Real estate held for sale - discontinued operations	32,063,000		32,063,000	0.0%	11,599,000	-	11,599,000	0.0%
Investment in unconsolidated joint ventures	4,976,000		4,976,000		14,113,000		14,113,000
Cash and cash equivalents	8,231,000		8,231,000	0.0%	17,164,000	-	17,164,000	0.0%
Restricted cash	14,004,000		14,004,000	0.0%	14,075,000	-	14,075,000	0.0%
Rents and other receivables, net	5,818,000		5,818,000	0.0%	9,745,000	-	9,745,000	0.0%
Straight-line rents receivable	12,327,000		12,327,000	0.0%	14,602,000	-	14,602,000	0.0%
Other assets	9,403,000		9,403,000	0.0%	8,809,000	-	8,809,000	0.0%
Deferred charges, net	30,528,000		30,528,000	0.0%	36,873,000	-	36,873,000	0.0%
Total assets	$1,727,128,000	$8,050,562	$1,735,178,562	0.5%	$1,777,430,000	$7,835,337	$1,785,265,337	0.4%

Liabilities and equity
Mortgage loans payable	$613,712,000		$613,712,000	0.0%	$692,979,000	$-	$692,979,000	0.0%
Mortgage loans payable - real estate to be
transferred to a joint venture	77,307,000		77,307,000	0.0%	94,018,000		94,018,000	0.0%
Mortgage loans payable - real estate held for sale - discontinued operations	17,964,000		17,964,000	0.0%	7,765,000		7,765,000	0.0%
Secured revolving credit facilities	304,490,000		304,490,000	0.0%	257,685,000	-	257,685,000	0.0%
Accounts payable and accrued expenses	46,548,000		46,548,000	0.0%	46,902,000	-	46,902,000	0.0%
Unamortized intangible lease liabilities	56,122,000	8,609,000	64,731,000	15.3%	46,643,000	8,609,000	55,252,000	18.5%
Liabilities - real estate held for sale and real estate to be transferred to a joint venture	5,262,000		5,262,000	0.0%	4,295,000		4,295,000	0.0%
Total liabilities	1,121,405,000	8,609,000	1,130,014,000	0.8%	1,150,287,000	8,609,000	1,158,896,000	0.7%

Limited partners' interest in Operating Partnership	14,271,000		14,271,000	0.0%	12,656,000		12,656,000	0.0%

Commitments and contingencies

Equity:
Cedar Shopping Centers, Inc. shareholders' equity:
Preferred stock ($.01 par value, $25.00 per share liquidation value, 12,500,000 shares authorized, 3,550,000 shares issued and
outstanding)	88,750,000		88,750,000	0.0%	88,750,000		88,750,000	0.0%
Common stock ($.06 par value, 150,000,000 shares authorized 44,468,000 and 44,238,000 shares, respectively, issued and outstanding)	2,668,000		2,668,000	0.0%	3,128,000		3,128,000	0.0%
Treasury stock (713,000 and 616,000 shares, respectively, at cost)	(9,175,000)		(9,175,000)	0.0%	(9,688,000)		(9,688,000)	0.0%
Additional paid-in capital	576,083,000	(558,438)	575,524,562	-0.1%	621,299,000	(773,663)	620,525,337	-0.1%
Cumulative distributions in excess of net income	(127,043,000)		(127,043,000)	0.0%	(161,328,000)		(161,328,000)	0.0%
Accumulated other comprehensive loss (income)	(7,256,000)	0	(7,256,000)	0.0%	(2,992,000)		(2,992,000)	0.0%
Total Cedar Shopping Centers, Inc. shareholders' equity	524,027,000	(558,438)	523,468,562	-0.1%	539,169,000	(773,663)	538,395,337	-0.1%
Noncontrolling interests:
Minority interests in consolidated joint ventures	58,150,000	0	58,150,000	0.0%	67,229,000	-	67,229,000	0.0%
Limited partners' interest in Operating Partnership	9,275,000	0	9,275,000	0.0%	8,089,000	-	8,089,000	0.0%
Total noncontrolling interests	67,425,000	-	67,425,000	0.0%	75,318,000	-	75,318,000	0.0%
Total equity	591,452,000	(558,438)	590,893,562	-0.1%	614,487,000	(773,663)	613,713,337	-0.1%
Total liabilities and equity	$1,727,128,000	$8,050,562	$1,735,178,562	0.5%	$1,777,430,000	$7,835,337	$1,785,265,337	0.4%

CEDAR SHOPPING CENTERS, INC. Consolidated Statements of Income Effect of Annual Adjustment

	December 31, 2008				December 31, 2009
	12/31/2008	Adjustment	As adjusted	Variance %	12/31/2009	Adjustment	As adjusted	Variance %

Revenues:
Rents	$137,524,000		$137,524,000	0.0%	$145,439,000		$145,439,000	0.0%
Expense recoveries	31,934,000		31,934,000	0.0%	34,837,000		34,837,000	0.0%
Other	1,207,000		1,207,000	0.0%	1,435,000		1,435,000	0.0%
Total revenues	170,665,000	-	170,665,000	0.0%	181,711,000	-	181,711,000	0.0%
Expenses:
Operating, maintenance and management	29,477,000		29,477,000	0.0%	34,478,000		34,478,000	0.0%
Real estate and other property-related taxes	18,991,000		18,991,000	0.0%	20,977,000		20,977,000	0.0%
Impairments					23,636,000		23,636,000	0.0%
General and administrative	8,586,000		8,586,000	0.0%	10,166,000		10,166,000	0.0%
Terminated projects and acquisition transaction costs	855,000		855,000	0.0%	4,367,000		4,367,000	0.0%
Depreciation and amortization	48,741,000	215,225	48,956,225	0.4%	54,257,000	215,225	54,472,225	0.4%
Total expenses	106,650,000	215,225	106,865,225	0.2%	147,881,000	215,225	148,096,225	0.1%

Operating income	64,015,000	(215,225)	63,799,775	-0.3%	33,830,000	(215,225)	33,614,775	-0.6%
Non-operating income and expense:
Interest expense, including amortization of deferred financing costs	(44,934,000)		(44,934,000)	0.0%	(49,785,000)		(49,785,000)	0.0%
Interest income	284,000		284,000	0.0%	63,000		63,000	0.0%
Equity in income of unconsolidated joint venture	956,000		956,000	0.0%	1,098,000		1,098,000	0.0%
Gain on sale of interest in unconsolidated joint venture	-		-	0.0%	521,000		521,000	0.0%
Total non-operating income and expense	(43,694,000)	-	(43,694,000)	0.0%	(48,103,000)	-	(48,103,000)	0.0%

Income before discontinued operations	20,321,000	(215,225)	20,105,775	-1.1%	(14,273,000)	(215,225)	(14,488,225)	1.5%

Discounted operations	688,000		688,000	0.0%	(3,083,000)		(3,083,000)	0.0%
Gain on sale of discontinued operations	0		0	0.0%	557,000		557,000	0.0%
Net income	21,009,000	(215,225)	20,793,775	-1.0%	(16,799,000)	(215,225)	(17,014,225)	0.0%

Less, net (income) attributable to noncontrolling interests:
Minority interests in consolidated joint ventures	(2,157,000)		(2,157,000)	0.0%	(772,000)		(772,000)	0.0%
Limited partners' interest in Operating Partnership	(477,000)		(477,000)	0.0%	904,000		904,000	0.0%
Total net (income) attributable to noncontrolling interests	(2,634,000)	0	(2,634,000)	0.0%	132,000	0	132,000	0.0%

Net income attributable to Cedar Shopping Centers, Inc.	18,375,000	(215,225)	18,159,775	-1.2%	(16,667,000)	(215,225)	(16,882,225)	1.3%

Preferred distribution requirements	(7,877,000)		(7,877,000)	0.0%	(7,876,000)		(7,876,000)	0.0%

Net income attributable to common shareholders	$10,498,000	$(215,225)	$10,282,775	-2.1%	$(24,543,000)	$(215,225)	$(24,758,225)	0.9%

CEDAR SHOPPING CENTERS, INC.
Consolidated Statements of Income
Effect of Cumulative Adjustment

	December 31, 2008				December 31, 2009
	12/31/2008	Adjustment	As adjusted	Variance %	12/31/2009	Adjustment	As adjusted	Variance %
Revenues:
Rents	$137,524,000	$-	$137,524,000	0.0%	$145,439,000	$-	$145,439,000	0.0%
Expense recoveries	31,934,000		31,934,000	0.0%	34,837,000		34,837,000	0.0%
Other	1,207,000		1,207,000	0.0%	1,435,000		1,435,000	0.0%
Total revenues	170,665,000	-	170,665,000	0.0%	181,711,000	-	181,711,000	0.0%
Expenses:
Operating, maintenance and management	29,477,000		29,477,000	0.0%	34,478,000		34,478,000	0.0%
Real estate and other property-related taxes	18,991,000		18,991,000	0.0%	20,977,000		20,977,000	0.0%
Impairments					23,636,000		23,636,000	0.0%
General and administrative	8,586,000		8,586,000	0.0%	10,166,000		10,166,000	0.0%
Terminated projects and acquisition transaction costs	855,000		855,000	0.0%	4,367,000		4,367,000	0.0%
Depreciation and amortization	48,741,000	558,438	49,299,438	1.1%	54,257,000	773,663	55,030,663	1.4%
Total expenses	106,650,000	558,438	107,208,438	0.5%	147,881,000	773,663	148,654,663	0.5%

Operating income	64,015,000	(558,438)	63,456,562	-0.9%	33,830,000	(773,663)	33,056,337	-2.3%
Non-operating income and expense:
Interest expense, including amortization of					`
deferred financing costs	(44,934,000)		(44,934,000)	0.0%	(49,785,000)		(49,785,000)	0.0%
Interest income	284,000		284,000	0.0%	63,000		63,000	0.0%
Equity in income of unconsolidated joint venture	956,000		956,000	0.0%	1,098,000		1,098,000	0.0%
Gain on sale of land parcels	-		-	0.0%	521,000		521,000	0.0%
Total non-operating income and expense	(43,694,000)	-	(43,694,000)	0.0%	(48,103,000)	-	(48,103,000)	0.0%

Income before discontinued operations	20,321,000	(558,438)	19,762,562	-2.7%	(14,273,000)	(773,663)	(15,046,663)	5.4%

Discounted operations	688,000		688,000	0.0%	(3,083,000)		(3,083,000)	0.0%
Gain on sale of discontinued operations	0		0	0.0%	557,000		557,000	0.0%
Net income	21,009,000	(558,438)	20,450,562	-2.7%	(16,799,000)	(773,663)	(17,572,663)	4.6%

Less, net (income) attributable to noncontrolling interests:
Minority interests in consolidated joint ventures	(2,157,000)		(2,157,000)	0.0%	(772,000)		(772,000)	0.0%
Limited partners' interest in Operating Partnership	(477,000)		(477,000)	0.0%	904,000		904,000	0.0%
Total net (income) attributable to noncontrolling interests	(2,634,000)	0	(2,634,000)	0.0%	132,000	0	132,000	0.0%

Net income attributable to Cedar Shopping Centers	18,375,000	(558,438)	17,816,562	-3.0%	(16,667,000)	(773,663)	(17,440,663)	4.6%

Preferred distribution requirements	(7,877,000)	-	(7,877,000)	0.0%	(7,876,000)		(7,876,000)	0.0%

Net income attributable to common shareholders	$10,498,000	$(558,438)	$9,939,562	-5.3%	$(24,543,000)	$(773,663)	$(25,316,663)	3.2%